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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

                                Luscar Coal Ltd.
                                ----------------
                 (Translation of registrant's name into English)


                                1600 Oxford Tower
                               10235 - 101 Street
                                Edmonton, Alberta
                                 Canada T5J 3G1
                                 --------------
                    (Address of principal executive offices)


                                 (780) 420-5810
                                 --------------
                     (Telephone number, including area code)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       ---          ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes         No X
                                        ---       ---

If "Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___ .

The following documents are included in this Form 6-K:

The Registrant's interim report for the second quarter 2002.





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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        LUSCAR COAL LTD.



Date: July 25,  2002                     By: /S/ Joseph W. Bronneberg
                                             -----------------------------------
                                       Name: Joseph W. Bronneberg
                                             -----------------------------------
                                      Title: Vice-President, Finance
                                             -----------------------------------






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                                  Exhibit Index

1.1      The Registrant's interim report for the second quarter 2002.